FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Guro-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Press Release: delisting from NASDAQ Global Market and deregistration from SEC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date:	June 18, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1.

Press release

SEOUL, June 18, 2010

Webzen Inc. intends to delist from NASDAQ Global Market

Webzen Inc. (“Webzen”) intends to delist its American Depositary Shares (“ADSs”) from NASDAQ Global Market and to deregister and terminate its reporting obligations with the U.S. Securities and Exchange Commission (“SEC”). Webzen’s Board of Directors approved the decision at its meeting held on June 18, 2010.

The main purpose of delisting is to reduce complexity in financial reporting and related administrative costs as well as to forgo the cost and potential delays of re-submitting a continuing listing application to NASDAQ. After Webzen announced on April 16, 2010 that it had entered into a definitive Merger Agreement with NHN Games Co., Ltd. (“NHN Games”), Webzen received a letter from The NASDAQ Stock Market (“NASDAQ”) setting forth its determination that Webzen’s proposed merger with NHN Games will be deemed a business combination that results in a “Change of Control” pursuant to Listing Rule 5110(a) and that the post-merger entity will therefore need to satisfy all of NASDAQ Global Market’s initial listing criteria and to complete NASDAQ’s listing process. Considering that Webzen’s average daily trading volume of shares represented by ADSs on NASDAQ Global Market is low (accounting for about 1.8% of worldwide trading for the year commencing June 11, 2009 through June 10, 2010), Webzen believes that the cost and expense associated with applying for and maintaining a continued listing on NASDAQ Global Market outweigh the benefits.

Webzen plans to maintain an American Depositary Receipt program on a Level I basis, which will allow investors to hold their securities in the form of ADSs. Webzen common shares will continue to be traded on KOSDAQ Market.

Webzen intends to provide written notice to NASDAQ of the intent to delist and will arrange in due course, after consultation with NASDAQ, the date on which Webzen ADSs will no longer be traded on NASDAQ Global Market.

Once the delisting has become effective and assuming Webzen continues to meet the criteria for deregistration, Webzen intends to deregister all classes of its registered securities from SEC regulatory requirements.

Webzen reserves the right to delay or to withdraw filings prior to effectiveness, and to otherwise change plans in any manner regarding its proposed delisting from NASDAQ Global Market and deregistration.

Webzen expects to continue to publish English translations of its annual reports, financial statements and other communications in accordance with Exchange Act Rule 12g3-2(b) on its website at http://company.webzen.com.

Webzen Inc.
14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Guro-Gu
Seoul, Korea 152-790

Investor Relations
E-Mail: ir@webzen.com

About Webzen

Webzen Inc. engages in the development and distribution of massively-multiplayer online games in the Republic of Korea and other countries. It also licenses software, publishes games developed by other companies and provides other related services. Webzen’s game product line comprises massively multiplayer online role playing games, such as MU and Soul of the Ultimate Nation. Its products under development include Huxley, a multiplayer first-person shooting online game.

Further information is available at www.webzen.com or http://company.webzen.com.

Forward-looking Statements Disclaimer
This press release contains forward-looking statements that reflect the current views of Webzen’s management with respect to future events. They are generally identified by the terms “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim for,” “goal,” “plan,” “will,” “strive for,” “outlook” or similar expressions and they should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Webzen’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Webzen’s Form 20-F annual report filed with the SEC. Among the relevant factors is the ability of Webzen to fulfill the criteria required for delisting and deregistering its securities under applicable U.S. law. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Webzen’s future actions may be materially different from those expressed or implied by such statements. Webzen can offer no assurance that its expectations will be met. Webzen does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

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